Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2005	2004 (b)	2003 (b)	2002 (b)	2001

Fixed charges, as defined:
Interest on long-term debt	$259	$255	$149	$169	$36
Interest on short-term debt and other interest	26	23	25	52	33
Amortization of debt discount, expense and premium - net	7	(6)	31	9	2
Estimated interest component of operating rentals	15	17	31	21	19
Preferred security distributions of subsidiaries on a pre-tax basis			8	12

Total fixed charges	$307	$289	$244	$263	$90

Earnings, as defined:
Net income (a)	$608	$673	$733	$515	$168
Preferred security dividend requirement			5	8
Less undistributed income (loss) of equity method investments	(14)	(13)	(15)	(22)	20
	622	686	753	545	148
Add:
Income taxes	75	207	194	270	274
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	299	285	230	231	66

Total earnings	$996	$1,178	$1,177	$1,046	$488

Ratio of earnings to fixed charges	3.2	4.1	4.8	4.0	5.4

(a)	Net income excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)	Certain line items have been revised due to the May 2005 sale of the Sundance plant and the related reclassification of prior period operating losses to "Loss from Discontinued Operations."